Filed by Abitibi-Consolidated Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: AbitibiBowater Inc. Commission File No.: 333-141428

ABITIBI-CONSOLIDATED AND BOWATER ANNOUNCE EXECUTIVE TEAM FOR ABITIBIBOWATER

MONTRÉAL, QUÉBEC, and GREENVILLE, SOUTH CAROLINA, JULY 17, 2007 – Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) and Bowater Incorporated (NYSE: BOW, TSX: BWX) today announced the proposed executive team to lead AbitibiBowater Inc., pending approval of the proposed combination and appointment by the Board of AbitibiBowater.

As previously announced, John W. Weaver, currently President and Chief Executive Officer of Abitibi-Consolidated, will be Executive Chairman of the new company, responsible for all corporate functions. David J. Paterson, currently Chairman, President and Chief Executive Officer of Bowater, will serve as President and Chief Executive Officer of AbitibiBowater, with primary responsibility for operations and sales.

“We’re creating a stronger global leader better able to succeed in a competitive market, and this is the team that will lead that effort,” said Mr. Weaver. “Our first priority is to deliver at least US$250 million in synergies, which will create significant value for investors. We are confident that this executive team will deliver on the synergy commitment.”

“We’ve chosen a talented group of seasoned professionals with diverse and impressive backgrounds to lead the new company. This team will work across the organization to engage all employees, collectively building a successful future,” added Mr. Paterson. “The team will work in partnership with our customers to ensure a dependable source for a range of forest products and best-in-class customer service. Furthermore, we believe the new executive team of a larger combined company will create significant value for our investors. We expect to have enhanced financial flexibility, increased cash flow and a better opportunity to unlock future value.”

AbitibiBowater will be organized into four primary businesses: North American Newsprint, International, Commercial Printing and Coated Papers, and Wood Products.

Each business will have bottom-line responsibility for all aspects of operations and sales.

In addition to Messrs. Weaver and Paterson, AbitibiBowater’s executive team is expected to include the following nine executives:

•	Alain Grandmont, Senior Vice President, Commercial Printing and Coated Papers Business. Mr. Grandmont is currently Senior Vice President, Commercial Printing Papers, for Abitibi-Consolidated.

•	William G. Harvey, Senior Vice President and Chief Financial Officer. Mr. Harvey is currently Bowater’s Executive Vice President and Chief Financial Officer.

•	Yves Laflamme, Senior Vice President, Wood Products Business. Mr. Laflamme is currently Abitibi-Consolidated’s Senior Vice President, Woodlands and Sawmills.

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Jon Melkerson, Senior Vice President, Business and Corporate Development – inclusive of the growing Recycling and Energy businesses, as well as Marketing, Strategic Planning and Manufacturing Excellence. Mr. Melkerson is currently Abitibi-Consolidated’s Vice President, International Newsprint Sales.

•	Pierre Rougeau, Senior Vice President, North American Newsprint Business. Mr. Rougeau is currently Abitibi-Consolidated’s Senior Vice President, Corporate Development and Chief Financial Officer.

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W. Eric Streed, Senior Vice President, Supply Chain – comprised of Information Technology, Customer Service, Logistics and Procurement. Mr. Streed is currently Bowater’s Executive Vice President, Operations and Process Improvement.

•	Thor Thorsteinson, Senior Vice President, International Business – inclusive of international newsprint and pulp. Mr. Thorsteinson is currently Abitibi-Consolidated’s Senior Vice President, Newsprint.

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Jacques P. Vachon, Senior Vice President, Corporate Affairs and Chief Legal Officer, will have responsibility for overseeing the combined company’s Legal, Communications & Government Affairs, Internal Audit and Environment & Sustainability functions. Mr. Vachon currently holds a similar position within Abitibi-Consolidated.

•	James T. Wright, Senior Vice President, Human Resources. Mr. Wright currently holds similar responsibilities at Bowater.

The executive team has been proposed by Abitibi-Consolidated and Bowater. The team’s appointment is subject to the approval of the Board of AbitibiBowater.

As previously announced, Institutional Shareholder Services Inc. (ISS) and Glass Lewis & Co., two leading independent proxy advisory firms, have recommended that Abitibi-Consolidated shareholders and Bowater stockholders vote in favor of the proposed combination.

AbitibiBowater will be the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood product facilities located mainly in Eastern Canada and the Southeastern U.S. It will also be among the world's largest recyclers of newspapers and magazines, and a global leader in sustainable forest management through independent third-party certification.

About Abitibi-Consolidated Inc.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.9 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands.

About Bowater Incorporated

Bowater Incorporated is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater employs approximately 7,000 people and has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates one converting facility and owns ten sawmills. Bowater's operations are supported by approximately 763,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world's largest consumers of recycled newspapers and magazines.

Contacts

Investors: Abitibi-Consolidated Francesco Alessi Vice President, Investor Relations and Taxation (514) 394-2341 falessi@abitibiconsolidated.com	Investors: Bowater Duane A. Owens Vice President and Treasurer (864) 282-9488 owensda@bowater.com
Media: Abitibi-Consolidated Denis Leclerc Director, Public Affairs (514) 394-3601 denis_leclerc@abitibiconsolidated.com	Media: Bowater Kathleen Bennett Vice President – Government Affairs, Communications & Environment (864) 282-9452 bennettkm@bowater.com

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the combined company’s future range of products and customer service, the new company’s positioning in the marketplace, the delivery of US$250 million in synergies, the combined company’s future financial flexibility and the future development of its business. This news release also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi or Bowater because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in Abitibi-Consolidated’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment # 1 filed with the SEC by Bowater on April 30, 2007 and in the definitive proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended, and is filed with the SEC on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus/management information circular and other relevant materials filed or to be filed with the SEC and the Canadian securities regulatory authorities.